Filed by: Fidelity Advisor Series VIII
Pursuant to Rule 425 under the Securities Acts of 1933 and
deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject Company: Fidelity Advisor Series VIII
SEC File No. 002-77611 and 811-03855

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This notification is being sent to you as a plan sponsor to update you about a change to one or more of the funds that may be in your retirement plan(s).

Fidelity Announces Merger Date Changes

The previously announced dates for the proposed merger of Fidelity Nordic Fund (Nordic Fund) with Fidelity Europe Fund (Europe Fund) have changed. Originally scheduled for June 22, 2007, the merger is now scheduled for July 20, 2007, subject to shareholder approval.

In conjunction with this new merger date, the shareholder meeting originally scheduled for May 16, 2007, has now been adjourned to June 20, 2007. If shareholders approve the merger at that time, Nordic Fund will close to all new monies as of the close of business (normally 4 p.m., Eastern Time) on July 19, 2007, and merge with Europe Fund on July 20, 2007. Fidelity will advise if there are any changes in these dates.

As discussed in our prior notification regarding the proposed merger, we will send written notification to your plan participants with balances in the Nordic Fund of your decision regarding a successor fund, along with other details surrounding the proposed merger, subsequent to shareholder approval of the merger.

The foregoing is not a solicitation of any proxy. For a free copy of the Proxy Statement describing the merger of the Fidelity Nordic Fund into the Fidelity Europe Fund (and containing important information about fees, expenses and risk considerations) and a Prospectus for Fidelity Europe Fund, please call 1-800-544-3198. The prospectus/proxy statement will also be available for free on the Securities and Exchange Commission's website (www.sec.gov).

If you have questions regarding this announcement, or would like a communication piece to send to your participants, please do not hesitate to contact your Fidelity representative.

For Plan Sponsor Use Only.

Before investing in any mutual fund, please carefully consider the investment objectives, risks, charges and expenses. For this and other information, call or write Fidelity for a free prospectus. Read it carefully before you invest.

Fidelity Investments Institutional Services Company, Inc. 82 Devonshire St., Boston, MA 02109

463591